UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Capricor Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14070B 101

(CUSIP Number)

c/o Capricor Therapeutics, Inc.

8840 Wilshire Blvd., 2nd Floor

Beverly Hills, CA 90211

Attention: Karen G. Krasney, General Counsel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14070B 101

1	NAME OF REPORTING PERSONS Frank Litvack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,817,154 shares
	8	SHARED VOTING POWER -0- shares
	9	SOLE DISPOSITIVE POWER 1,817,154 shares
	10	SHARED DISPOSITIVE POWER -0- shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,817,154 shares[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%[2]
14	TYPE OF REPORTING PERSON IN

[1]	Comprised of options to purchase 1,817,154 shares of the common stock of Capricor Therapeutics, Inc. (the “Issuer”) that were exercisable as of March 9, 2015 or that have or will become exercisable within 60 days after March 9, 2015. The shares issuable upon the exercise of stock options issued to the Reporting Person are subject to early exercise under the Capricor Therapeutics, Inc. 2012 Restated Equity Incentive Plan and the Capricor Therapeutics, Inc. 2012 Non-Employee Director Stock Option Plan. As of March 9, 2015, the Reporting Person has not indicated his intent to exercise early. If the Reporting Person elects to take advantage of the early exercise feature and purchase shares prior to the vesting of such shares, the shares will be deemed restricted stock and will be subject to a repurchase option in favor of the Issuer if the Reporting Person’s service to the Issuer terminates prior to vesting.

[2]	Based on a total of 16,221,985 shares of common stock of the Issuer issued and outstanding as of March 3, 2015, as reported on the Issuer’s Registration Statement on Form S-1, filed on March 6, 2015 with the Securities and Exchange Commission. Shares of common stock subject to options held by the Reporting Person that are exercisable as of March 9, 2015 or that have or will become exercisable within 60 days of March 9, 2015 are deemed to be outstanding for the purpose of computing the percentage ownership of the Reporting Person.

All information in this Amendment No. 1 to Schedule 13D is being supplied solely by the Reporting Person and only the Reporting Person shall be deemed responsible for the accuracy of such information. This Amendment No. 1 to Schedule 13D is being filed by Frank Litvack, M.D. (the “Reporting Person”) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D as filed by the Reporting Person with the Securities and Exchange Commission on December 3, 2013 (the “Initial Schedule 13D”). Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The disclosure in Item 3 of the Initial Schedule 13D is hereby amended by inserting the following language after the second paragraph of Item 3:

The Reporting Person has been serving as the Executive Chairman of Capricor, Inc., a wholly-owned subsidiary of the Issuer (“Capricor”), since April 2012, and he was given a director package when he agreed to serve as the Executive Chairman of Capricor. Pursuant to that package, the Reporting Person was paid a consulting fee of $4,000 per month commencing upon his election to the Board of Directors of Capricor. Such compensation increased to $10,000 per month upon Capricor’s receipt of a California Institute for Regenerative Medicine award. The Reporting Person was granted an option for a number of shares of Capricor common stock equal to 10% of the outstanding shares of Capricor on a fully-diluted basis. In connection with the Merger, the Reporting Person’s options were converted into options for the Issuer’s common stock.

Under the Reporting Person’s previous arrangement with Capricor, upon the closing of certain qualified financings until such time that Capricor reached a threshold of $10.0 million in financings, the Reporting Person was to be granted an additional option to purchase that number of shares of Capricor common stock necessary to maintain his equity position at 10% of the outstanding shares of Capricor on a fully-diluted basis (the “Anti-Dilution Rights”). On August 21, 2013, Capricor entered into an agreement and release of all claims pursuant to which the Reporting Person was granted an additional option to purchase 207,485 shares calculated after giving effect to the Merger in exchange for the forfeiture of the Anti-Dilution Rights. In addition, the terms of each of the Reporting Person’s stock option agreements were modified to extend the exercise periods during which the Reporting Person may exercise his options after he ceases to be a service provider to the Issuer from 90 days to one year.

On March 24, 2014, Capricor entered into a consulting agreement with the Reporting Person memorializing the $10,000 per month compensation arrangement described above (the “Consulting Agreement”). The Consulting Agreement is terminable upon 30 days’ notice. The foregoing description of the Consulting Agreement is qualified in its entirety by reference to the full text of the Consulting Agreement, which is filed as Exhibit 99.1 to this Amendment No. 1 to Schedule 13D and incorporated herein by reference.

On March 3, 2015, the Issuer granted the Reporting Person an option to purchase 250,000 Shares (the “Option”) at an exercise price of $5.78 per Share. 1/48th of the Shares subject to the Option shall vest on the first day of each month after the date of grant, commencing as of April 1, 2015, until the Option becomes fully vested and exercisable. However, the Option is subject to early exercise and, therefore, all or any part of the Option can be exercised at any time. If the Reporting Person elects to take advantage of the early exercise feature and purchase Shares prior to the vesting of such Shares, the Shares will be deemed restricted stock and will be subject to a repurchase option in favor of the Issuer if the Reporting Person’s service to the Issuer terminates prior to vesting. As of March 9, 2015, the Reporting Person has not indicated his intent to exercise early.

Item 4.	Purpose of Transaction

The disclosure in Item 4 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

The information in Item 3 is incorporated herein by reference.

The Reporting Person acquired the common stock of the Issuer for investment purposes. The options described above were acquired as compensation for services. The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire shares of common stock, preferred stock or warrants of the Issuer, outside of those contemplated by the Merger Agreement or the Option. The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to the investment and take such actions as he deems appropriate in light of the circumstances, including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of common stock or other securities of the Issuer which he now owns or may hereafter acquire. Any decision of the Reporting Person to increase his holdings in common stock or securities convertible into common stock, will depend, however, on numerous factors, including, without limitation, the price of shares of common stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Issuer, other business and investment alternatives of the Reporting Person, tax considerations and general economic and market conditions. At any time, the Reporting Person may determine to dispose of some or all of his holdings of common stock depending on those and other considerations.

Item 5.	Interest in Securities of the Issuer

The disclosure in Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	As of March 9, 2015, the Reporting Person holds options to purchase 2,143,190 Shares, of which options to purchase 1,817,154 Shares were exercisable as of March 9, 2015 or have or will become exercisable within 60 days after March 9, 2015. The Shares issuable upon the exercise of stock options issued to the Reporting Person are subject to early exercise under the Capricor Therapeutics, Inc. 2012 Restated Equity Incentive Plan and the Capricor Therapeutics, Inc. 2012 Non-Employee Director Stock Option Plan. As of March 9, 2015, the Reporting Person has not indicated his intent to exercise early. If the Reporting Person elects to take advantage of the early exercise feature and purchase Shares prior to the vesting of such Shares, the Shares will be deemed restricted stock and will be subject to a repurchase option in favor of the Issuer if the Reporting Person’s service to the Issuer terminates prior to vesting. All ownership percentages are calculated based on a total of 16,221,985 Shares of the Issuer issued and outstanding as of March 3, 2015, as reported on the Issuer’s Registration Statement on Form S-1, filed on March 6, 2015 with the Securities and Exchange Commission. Shares subject to options held by the Reporting Person that are exercisable as of March 9, 2015 or that have or will become exercisable within 60 days of March 9, 2015 are deemed to be outstanding for the purpose of computing the percentage ownership of the Reporting Person.

Based upon the foregoing, there were a total of 16,221,985 Shares of the Issuer issued and outstanding as of March 3, 2015, as reported on the Issuer’s Registration Statement on Form S-1, filed on March 6, 2015 with the Securities and Exchange Commission. As a result of the foregoing, the Reporting Person is deemed to beneficially own 1,817,154 Shares of the Issuer, or 10.1% of the Shares of the Issuer that are issued and outstanding.

(b)	The Reporting Person is deemed to be the beneficial owner of 1,817,154 Shares of the Issuer and has the sole power to vote and dispose or direct the disposition of all of the 1,817,154 Shares.

(c)	Except as set forth elsewhere in this Amendment No. 1 to Schedule 13D, the Reporting Person has not engaged in any transaction in any Shares of the Issuer during the 60 days prior to the date of the filing of this Amendment No. 1 to Schedule 13D.

(d)	Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of the Issuer.

(e)	Not applicable.

Item 7.	Material to Be Filed as Exhibits

The disclosure in Item 7 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit Number	Description

Exhibit 99.1	Consulting Agreement, effective as of March 24, 2014, by and between Capricor, Inc. and Frank Litvack, M.D. (incorporated by reference to Exhibit 10.9 to the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 31, 2014).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2015

By:	/s/ Frank Litvack, M.D.
Frank Litvack, M.D.